As filed with the Securities and Exchange Commission on January 28, 1999
                                                   Registration No. 333-____
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                             SEPARATE ACCOUNT IPL-1
                              (Exact name of trust)

                    INVESTORS PARTNER LIFE INSURANCE COMPANY
                               (Name of depositor)

                               JOHN HANCOCK PLACE
                              200 CLARENDON STREET
                           BOSTON, MASSACHUSETTS 02117
          (Complete address of depositor's principal executive offices)

                             RONALD J. BOCAGE, ESQ.
                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                              200 CLARENDON STREET
                           BOSTON, MASSACHUSETTS 02117
                (Name and complete address of agent for service)
                                    Copy to:
                            THOMAS C. LAUERMAN, ESQ.
                         FREEDMAN, LEVY, KROLL & SIMONDS
                          1050 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20036

Title of securities being registered: interests under flexible premium variable life insurance policies

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS-REFERENCE TABLE
Form N-8B-2 Item                      Caption in Prospectus
----------------                      ---------------------

1                                     "Additional Information - How we support
                                       the policy and investment options
                                       - Separate Account IPL-1"

2                                     Cover Page

3                                     Not Applicable

4                                     "Additional Information - How we market
                                       the policies"

5, 6 "Additional Information - How we support the policy and investment options
                                      - Separate Account IPL-1"

7, 8, 9                               Not Applicable

10(a), (b), (c), (d)                  "Basic Information - How can I access my
                                      investment  in the  policy?"; "Basic
                                      Information  - How can I change my
                                      policy's investment allocations?";  "Basic
                                      Information - Who owns the policy?"

10(e)                                 "Basic Information - Is there a minimum
                                      amount I must invest?"

10(f)                                 "Additional Information - Voting
                                      privileges that you will have"

10(g), (h)                            "Additional Information - Changes that
                                      IPL can make as to your policy"

10(i)                                 Not Applicable

11, 12                                Cover Page

13 "Basic Information - What charges will IPL deduct from my investment in the policy?"; "Basic Information - What charges will the Trust deduct from my investment in the policy?"

14, 15 "Additional Information - Procedures for issuance of a policy"; "Additional Information - How we process certain policy transactions"

16 "Additional Information - How we support the policy and investment options"

Form N-8B-2 Item                      Caption in Prospectus
----------------                      ---------------------

17 "Basic Information - How do I communicate with IPL?"; "Basic Information - Is there a minimum amount I must invest?"; "Additional Information - Effect of policy loans"

18 "Basic Information - How will the value of my investment in the policy change over time"; "Additional Information - How we support the policy and investment options"

19 "Additional Information - Reports that you will receive"

20                                    Not Applicable

21 "Basic Information - How can I access my investment in the policy?"; "Additional Information - Effects of policy loans"

22, 23                                Not Applicable

24 "Additional Information - Adjustments we make to death benefits"

25                                    "Additional Information - Description of
                                      IPL"

26 "Basic Information - What charges will IPL deduct from my investment in the policy?"; "Basic Information - What charges will the Trust deduct from my investment in the policy?"

27 "Additional Information - Reports that you will receive"

28                                    "Additional Information - List of
                                      Directors and Executive Officers of IPL"

29                                    "Additional Information - Description of
                                      IPL"

30, 31, 32, 33, 34                    Not Applicable

35                                    "Additional Information - Description of
                                      IPL"

36, 37                                Not Applicable

38, 39                                "Additional Information - How we market
                                      the policies"

40                                    Not Applicable

41(a)                                 "Additional Information - How we market
                                      the policies"

Form N-8B-2 Item                      Caption in Prospectus
----------------                      ---------------------

41(b), (c), (d), 42, 43               Not Applicable

44 "Additional Information - How we support the policy and investment options - Separate Account IPL-1"

45                                    Not Applicable

46,47 "Additional Information - How we support the policy and investment options - Separate Account IPL-1"; "Additional Information - When we pay policy proceeds"

48, 49, 50                            Not Applicable

51(a) - (f)                           Cover Page; "Basic Information - What is
                                      the policy?"

51(g) "Basic Information - How can I invest money in the policy?"; "Basic Information
                                      -  Is  there  a  minimum   amount  I  must
                                      invest?"

51(h) - (j)                           Not Applicable

52 "Additional Information - Changes that IPL can make as to your policy"

53(a) Cover Page; "Additional Information - How we support the policy and investment options"

53(b), 54, 55, 56, 57, 58, 59         Not Applicable

                          PROSPECTUS DATED MARCH 1, 1999

                         INVESTORS PARTNER VARIABLE LIFE

                a flexible premium variable life insurance policy
                                    issued by

                 INVESTORS PARTNER LIFE INSURANCE COMPANY ("IPL")

                               IPL SERVICING OFFICE
                               --------------------
                                 EXPRESS DELIVERY
                                 ----------------
                                 Department 5111
                                  P.O. Box 30000
                                99 Founders Plaza
                             East Hartford, CT 06108
                                    U.S. MAIL
                                    ---------
                                 Department 5111
                                  P.O. Box 30000
                             Hartford, CT 06150-5111

                              PHONE: 1-877-619-4888

                               FAX: 1-877-329-4751

  The policy provides an investment option with fixed rates of return declared by IPL and the following 23 variable investment options:

              VARIABLE INVESTMENT OPTION                                 MANAGED BY
              --------------------------                                 ----------
-----------------------------------------------------------------------------------------------------
  Managed ...................................   Independence Investment Associates, Inc.
  Growth & Income ...........................   Independence Investment Associates, Inc.
  Equity Index  .............................   State Street Global Advisors
  Large Cap Value ...........................   T. Rowe Price Associates, Inc.
  Large Cap Growth ..........................   Independence Investment Associates, Inc.
  Mid Cap Value .............................   Neuberger & Berman Management, LP
  Mid Cap Growth ............................   Janus Capital Corporation
  Diversified Mid Cap Growth ................   John Hancock Advisers, Inc.
  Real Estate Equity ........................   Independence Investment Associates, Inc.
  Small/Mid Cap CORE ........................   Goldman Sachs Asset Management
  Small Cap Value ...........................   INVESCO Management & Research, Inc.
  Small Cap Growth ..........................   John Hancock Advisers, Inc.
  Global Equity .............................   Scudder Kemper Investments, Inc.
  International Balanced ....................   Brinson Partners, Inc.
  International Equity Index ................   Independence International Associates, Inc.
  International Opportunities ...............   Rowe Price-Fleming International, Inc.
  Emerging Markets Equity ...................   Montgomery Asset Management, LLC
  Short-Term Bond ...........................   Independence Investment Associates, Inc.
  Bond Index ................................   Mellon Bond Associates
  Sovereign Bond ............................   John Hancock Advisers, Inc.
  Strategic Bond ............................   J.P. Morgan Investment Management, Inc.
  High Yield Bond ...........................   Wellington Management Company, LLP
  Money Market ..............................   John Hancock Mutual Life Insurance Company
-----------------------------------------------------------------------------------------------------



         We may add or delete variable investment options in the future.

  When you select one or more of these variable investment options, we invest your money in the corresponding investment option(s) of the John Hancock Variable Series Trust I (the "Trust"). The Trust is a mutual fund that offers 23 different investment options (which are called "portfolios"). The investment results of each variable investment option you select will depend on those of the corresponding Trust portfolio. Attached to this prospectus is a prospectus for the Trust that contains detailed information about each portfolio. Be sure to read the prospectus for the Trust before selecting any of the variable investment options shown on page 1.

                             GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you buy a policy or exercise any of your rights under the policy. However, please keep in mind that this is a prospectus - - it is not the policy. The prospectus
                                         ---
simplifies many policy provisions to better communicate the policy's essential features. Your rights and obligations under the policy will be determined by the language of the policy itself. When you receive your policy, read it carefully.

  This prospectus is arranged in the following way:

     . The section which follows is called "Basic Information". It is in a question and answer format. We suggest you read the Basic Information section before reading any other section of the prospectus.

     . Behind the Basic Information section are illustrations of hypothetical policy benefits that help clarify how the policy works. These start on page 17.

     . Behind the illustrations is a section called "Additional Information"
       that gives more details about the policy. It generally does not
                                                                   ---
       repeat information that is in the Basic Information section. A table of contents for the Additional Information section appears on page 22.

     . Behind the Additional Information section are the financial statements for IPL. These start on page 35.

     . Finally, there is an Alphabetical Index of Key Words and Phrases at the back of the prospectus on page 36.

 After the Alphabetical Index of Key Words and Phrases, this prospectus ends and the Trust prospectus begins.

                                    **********

 Please note that the Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                BASIC INFORMATION

  This part of the prospectus provides answers to commonly asked questions about the policy.

Here are the page numbers where the questions and answers appear:

Question                                                        Pages to See
--------
 .What is the policy?..........................................  4
 .Who owns the policy?.........................................  4
 .How can I invest money in the policy?........................  4-5
 .Is there a minimum amount I must invest?.....................  5-6
 .How will the value of my investment in the policy change over time?.........................................................  7
 .What charges will IPL deduct from my investment in the
policy?.......................................................  7-9
 .What charges will the Trust deduct from my investment in the policy?.......................................................  9
 .What other charges could IPL impose in the future?...........  10
 .How can I change my policy's investment allocations?.........  10-11
 .How can I access my investment in the policy?................  11-12
 .How much will IPL pay when the insured person dies?..........  12-13
 .How can I change my policy's insurance coverage?.............  13-14
 .Can I cancel my policy after it's issued?....................  14
 .Can I choose the form in which IPL pays out proceeds from my policy?.......................................................  14
 .To what extent can IPL vary the terms and conditions of its policies in particular cases?................................  15
 .How will my policy be treated for income tax purposes?.......  15
 .How do I communicate with IPL?...............................  15-16

 WHAT IS THE POLICY?

  The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the variable investment options that you choose. The amount we pay to the policy's beneficiary if the insured person dies (we call this the "death benefit") may be similarly affected.

  While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

     . Determine when and how much you invest in the various investment options

     . Borrow or withdraw amounts you have in the investment options

     . Change the beneficiary who will receive the death benefit

     . Change the amount of insurance

     . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

     . Choose the form in which we will pay out the death benefit or other proceeds

 Most of these options are subject to limits that are explained later in this prospectus.

 WHO OWNS THE POLICY?

  That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the investment options or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

 HOW CAN I INVEST MONEY IN THE POLICY?

Premium Payments

  We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the
                                         -----
specifics of your policy and the insured person. Except as noted below, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Maximum premium payments

  Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. We'll monitor your premium payments and let you know if you're about to exceed this limit. More discussion of these tax law requirements begins on page 29. Also, we may refuse to accept any amount of an additional premium if:

     . that amount of premium would increase our insurance risk exposure, and

     . the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

 In no event, however, will we refuse to accept any premium necessary to prevent the policy from terminating.

Ways to pay premiums

  If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "Investors Partner Life Insurance Company." Premiums after the first must be sent to the IPL Servicing Office at one of the addresses shown on page 1 of this prospectus.

  We will also accept premiums:

     . by wire or by exchange from another insurance company,

     . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method), or
              -------

     . if we agree to it, through a salary deduction plan with your employer.

 You can obtain information on these other methods of premium payment by contacting your IPL representative or by contacting the IPL Servicing Office.

 IS THERE A MINIMUM AMOUNT I MUST INVEST?

Planned Premiums

  The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. The premium reminder notice we send you is based on this amount. You will also choose how often to pay premiums-- annually, semi-annually, quarterly or monthly. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement" and "Guaranteed death benefit feature" below).

Lapse and reinstatement

  If the policy's surrender value is not sufficient to pay the charges and the guaranteed death benefit feature is not in effect, we will notify you of how much you will need to pay to keep the policy in force. You will have a 61 day "grace period" to make that payment. If you don't pay at least the required amount by the end of the grace period, your policy will terminate (i.e., lapse). All coverage under the policy will then cease. Even if the policy terminates in this way, you can still reactivate (i.e., "reinstate") it within 1 year from the beginning of the grace period. You will have to provide evidence that the insured person still meets our requirements for issuing coverage. You will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the policy. If the insured person dies during the grace period, we will deduct any unpaid monthly charges from the death benefit.

Guaranteed death benefit feature

  This feature guarantees that your policy will not lapse, regardless of adverse investment performance, if, on the immediately preceding monthly deduction date, the amount of cumulative premiums you have paid (less all withdrawals and outstanding loans taken from the policy) equals or exceeds a defined minimum as of that date. ("Monthly deduction date "is defined under "Procedures for issuance of a policy" beginning on page 24.) The defined minimum is the "Guaranteed Death Benefit Premium" or "GDB Premium" applicable on the date in question multiplied by the number of monthly deduction dates since the policy's date of issue. There are three types of GDB Premium:

     . one that will maintain no-lapse status until the end of the fifth policy year;

     . another that will maintain no-lapse status until the policy anniversary nearest the insured person's 75th birthday (this applies only if the insured person is less than attained age 70 when the policy is issued); and

     . a third that will maintain no-lapse status until the policy anniversary nearest the insured person's 100th birthday.

  The second GDB Premium is higher than the first and the third is higher still. However, no GDB Premium will ever be greater than the so-called "guideline premium" for the policy as defined in Section 7702 of the Internal Revenue Code. Also, the GDB Premiums may change in the event of any change in the face amount of the policy or any change in the death benefit option (see "How much will IPL pay when the insured person dies?" on page 12).

  Each time we test to see if this feature is still in effect, we will use the lowest of the GDB Premiums that is still in effect.

  If there are monthly charges that remain unpaid because of this feature, we will deduct such charges when there is sufficient surrender value to pay them.

 HOW WILL THE VALUE OF MY INVESTMENT IN THE POLICY CHANGE OVER TIME?

  From each premium payment you make, we deduct the charges described under "Deductions from premium payments" below. We invest the rest in the investment options you've elected. Special investment rules apply for the first 20 days after your policy becomes effective. (See "How we process certain policy transactions" beginning on page 25.)

  Over time, the amount you've invested in any variable investment option will
                                               --------
increase or decrease the same as if you had invested the same amount in the corresponding Trust portfolio directly and had reinvested all portfolio dividends and distributions in additional portfolio shares; except that we will deduct certain additional charges which will reduce your account value. We describe these charges under "What charges will IPL deduct from my investment in the policy?" below.

  The amount you've invested in the fixed investment option will earn interest
                                    -----
at a rate we declare from time to time. We guarantee that this rate will be at least 4%. If you want to know what the current declared rate is, just call or write to us. The current declared rate will also appear in the annual statement we will send you. Amounts you invest in the fixed investment option will not be
                                                                         ---
subject to the mortality and expense risk charge described on page 8. Otherwise, the charges applicable to the fixed investment option are the same as those applicable to the variable investment options.

  At any time, the "account value" of your policy is equal to:

     . the amount you invested,

     . plus or minus the investment experience of the investment options you've chosen,

     . minus all charges we deduct, and

     . minus all withdrawals you have made.

 If you take a loan on the policy, however, your account value will be computed somewhat differently. This is discussed beginning on page 11.

 WHAT CHARGES WILL IPL DEDUCT FROM MY INVESTMENT IN THE POLICY?

Deductions from premium payments

 . Premium and DAC tax charge - A charge to cover state premium taxes we
 ----------------------------
  currently expect to pay, on average, and the increased Federal income tax burden that we currently expect will result from receipt of premiums. This charge is currently 3.55% of each premium.

 . Sales and administrative charge - A charge to help defray our sales and
 ---------------------------------
  administrative costs. The charge is 2% of a certain portion of the premium you pay in the first nine policy years. The portion of each year's premium that is subject to the charge is called the "Target Premium". It's determined at the time the policy is issued and will appear in the "Policy Specifications" section of the policy. We will stop making this charge on premiums received after the 9th policy year.

Deductions from account value

 . Sales and administrative charge - A monthly charge to help defray our
 ---------------------------------
  sales and administrative costs. This charge has two parts: (1) a flat dollar charge of up to $10 (currently $6) and (2) a charge based on the amount of insurance and the insured person's attained age on the policy's date of issue. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) This charge will appear in the "Policy Specifications" section of the policy.

 . Insurance charge - A monthly charge for the cost of insurance. To
 ------------------
  determine the charge, we multiply the amount of insurance for which we are at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance
                                                -------
  rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of the insured person, the face amount of insurance and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person's attained age increases.

 . Extra mortality charge - A monthly charge specified in your policy for
 ------------------------
  additional mortality risk if the insured person is subject to certain types of special insurance risk.

 . M &E charge - A monthly charge for mortality and expense risks we assume.
 -------------
  The current charge is .70% of that portion of your account value allocated to variable investment options for policy years 1 - 15 and .30%
     --------
  thereafter. This charge does not apply to the fixed investment option. The reduction after 15 years has not occurred yet under any policy, since no policy has yet been outstanding for 15 years. We guarantee that this charge will never exceed the following percentages of that portion of your account value allocated to variable investment options: .90% for policy years 1 -15 and .50% thereafter.

 . Optional benefits charge - Monthly charges for any optional insurance
 --------------------------
  benefits added to the policy by means of a rider. We currently offer a number of optional riders, such as disability waiver of charges, disability payment of premium, and accidental death.

 . Surrender charge - A charge we deduct if the policy lapses or is
 ------------------
  surrendered within the first 9 policy years or if there is a decrease in the face amount. We deduct this "surrender charge" to compensate us for expenses that we would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of that portion of the current Target Premium that is not attributable to optional benefit riders. ("Target Premium" is described above under "Deductions from premium payments.") The percentage is higher in the early years and decreases to zero as shown in the following table:

  FOR SURRENDERS OR LAPSES DURING                  PERCENTAGE
  -------------------------------                  -----------

  Policy year 1                                       100%

  Policy year 2                                       100%

  Policy year 3                                        90%

  Policy year 4                                        80%

  Policy year 5                                        70%

  Policy year 6                                        60%

  Policy year 7                                        50%

  Policy year 8                                        35%

  Policy year 9                                        20%

  Policy year 10 and later                              0%

  Because the surrender charge is computed with reference to "Target Premiums", it will be the same regardless of how much premiums have been paid.

 . Partial withdrawal charge - A charge for each partial withdrawal of
 ---------------------------
  account value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $20 or 2% of the withdrawal amount.

 WHAT CHARGES WILL THE TRUST DEDUCT FROM MY INVESTMENT IN THE POLICY?

 The Trust must pay investment management fees and other operating expenses. These fees and expenses are different for each portfolio of the Trust and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any variable investment options you select. These fees and expenses currently are as follows:


                                                                   Other Trust
                                      Other Trust                    Expenses
                        Management  Expenses After  Total Trust       Absent
                          Fee          Expense       Operating       Expense
    Portfolio Name                  Reimbursement    Expenses     Reimbursement*
Managed . . . . . . .     0.33%         0.04%          0.37%           N/A
Growth & Income . . .     0.25%         0.03%          0.28%           N/A
Equity Index. . . . .     0.15%         0.25%          0.40%          0.40%
Large Cap Value . . .     0.75%         0.25%          1.00%          0.31%
Large Cap Growth. . .     0.39%         0.05%          0.44%           N/A
Mid Cap Value . . . .     0.80%         0.25%          1.05%          0.34%
Mid Cap Growth. . . .     0.85%         0.25%          1.10%          0.57%
Diversified Mid Cap
 Growth . . . . . . .     0.75%         0.10%          0.85%           N/A
Real Estate Equity. .     0.60%         0.09%          0.69%           N/A
Small/Mid Cap CORE. .     0.80%         0.25%          1.05%           N/A
Small Cap Value . . .     0.80%         0.25%          1.05%          0.50%
Small Cap Growth. . .     0.75%         0.25%          1.00%          0.37%
Global Equity . . . .     0.90%         0.25%          1.15%           N/A
International Balanced    0.85%         0.25%          1.10%          0.71%
International Equity
 Index. . . . . . . .     0.18%         0.19%          0.37%           N/A
International
 Opportunities. . . .     0.97%         0.25%          1.22%          0.60%
Emerging Markets
 Equity . . . . . . .     1.30%         0.25%          1.55%           N/A
Short-Term Bond . . .     0.30%         0.21%          0.51%           N/A
Bond Index. . . . . .     0.15%         0.25%          0.40%           N/A
Sovereign Bond. . . .     0.25%         0.06%          0.31%           N/A
Strategic Bond. . . .     0.75%         0.25%          1.00%          0.57%
High yield Bond . . .     0.65%         0.25%          0.90%           N/A
Money Market. . . . .     0.25%         0.08%          0.33%           N/A



* A portfolio is reimbursed when the portfolio's other Trust expenses exceed 0.25% of the portfolio's average daily assets.

 WHAT OTHER CHARGES COULD IPL IMPOSE IN THE FUTURE?

  We currently make no charge against account value for our Federal income taxes, but if we incur, or expect to incur, income taxes attributable to any Subaccount or this class of policies in future years, we reserve the right to make such a charge. Any such charge would reduce what you earn on any affected investment options. However, we expect that no such charge will be necessary.

  Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

 HOW CAN I CHANGE MY POLICY'S INVESTMENT ALLOCATIONS?

Future premium payments

  At any time, you may change the investment options in which future premium payments will be invested. You make the original allocation in the application for the policy. Also, the percentages you select must be in whole numbers and must equal 100% in total.

Transfers of existing account value

  You may also transfer your existing account value from one investment option to another. To do so, you must tell us how much to transfer, either as a percentage or as a specific dollar amount.

  You can make transfers out of any variable investment option anytime you wish,
                                    --------
but transfers out of the fixed investment option are subject to the following
                         -----
restrictions:

 . You can only make such a transfer once a year and only during the 31 day period following your policy anniversary.

 . We must receive the request for such a transfer during the period beginning 60 days prior to the policy anniversary and ending 30 days after it.

 . The most you can transfer at any one time is the greater of $500 or 20% of the assets in your fixed investment option.

Dollar cost averaging

  This is a program of automatic monthly transfers out of the Money Market investment option into one or more of the other variable investment options. You choose the investment options and the dollar amount and timing of the transfers. The program is designed to reduce the risks that result from market fluctuations. It does this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. Obviously, the success of this strategy depends on market trends and is not guaranteed.

Rebalancing

  This is a program that automatically re-sets the percentage of your account value allocated to each of the variable investment options. Over time, the variations in the investment results for each variable investment option will shift the percentage allocations among them. The rebalancing program will periodically transfer your account value among the variable investment options to reestablish the preset percentages you have chosen. Rebalancing can result in transfering amounts from a variable investment option with relatively higher investment performance to one with relatively lower investment performance. Of course, the reverse can also happen. Rebalancing and dollar cost averaging cannot be in effect at the same time.

 HOW CAN I ACCESS MY INVESTMENT IN THE POLICY?

Full surrender

  You may surrender your policy in full at any time. If you do, we will pay you the account value, less any policy loans and less any surrender charge that then applies. This is called your "surrender value." You must return your policy when you request a full surrender.

Partial withdrawals

  You may make a partial withdrawal of your surrender value at any time. Each partial withdrawal must be at least $500. There is a charge (usually $20) for each partial withdrawal. We will automatically reduce the account value of your policy by the amount of the withdrawal and the related charge. Unless you designate otherwise, each investment option will be reduced in the same proportion as the account value is then allocated among them. We will not permit a partial withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly charges (see "Deductions from account value"). If the Option A death benefit is then in effect, we generally will automatically reduce your face amount of insurance by the amount of the withdrawal and the related charge (see "How much will IPL pay when the insured person dies?" on page 12). If we make any such reduction in the face amount, we will also reduce the GDB Premiums due after the date of the withdrawal. If such a face amount reduction would cause your policy to fail the Code's definition of life insurance, we will not permit the partial withdrawal.

Policy loans

  You may borrow from your policy at any time after it has been in effect for 1 year by completing a form satisfactory to us or, if the telephone transaction authorization form has been completed, by telephone. The maximum amount you can borrow is determined as follows:

     . We first determine the surrender value of your policy.

     . We then subtract an amount equal to 12 times the monthly charges then being deducted from account value.

     . We then multiply the resulting amount by the ratio of 1 plus the interest rate credited to the special loan account (see below) divided by 1 plus the interest rate charged on the loan.

  The minimum amount of each loan is $300. The interest charged on any loan is 4.0% in all policy years. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. A loan does not reduce your account value, but the amount of the loan is deducted from the investment options in the proportions you designate (or, in the absence of such a designation, in the same proportion as the account value is then allocated among them) and is placed in a special loan account. This special loan account will earn interest at 3.0% in the first 9 policy years and 4.0% after that. However, if we determine that a loan will be treated as taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to decrease the rate credited on the special loan account to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

 You can repay all or part of a loan at any time. Each repayment will be allocated among the investment options as follows:

     . The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.

     . The remainder of the repayment will be allocated among the investment options in the proportions you designate (or, in the absence of such a designation, in the same way a new premium payment would be allocated).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

 HOW MUCH WILL IPL PAY WHEN THE INSURED PERSON DIES?

  In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "face amount" of insurance.

  When the insured person dies, we will pay the death benefit minus any outstanding loans. There are 2 ways of calculating the death benefit. You choose which one you want in the application. The two death benefit options are:

     . Option A - The death benefit will equal the greater of (1) the face amount or (2) the minimum insurance amount (as defined below).

     . Option B - The death benefit will equal the greater of (1) the face amount plus your policy's account value on the date of death, or (2) the minimum insurance amount.

  For the same premium payments, the death benefit under Option B will tend to be higher than the death benefit under Option A. On the other hand, the monthly insurance charge will be higher under Option B to compensate us for the additional insurance risk. Because of that, the account value will tend to be higher under Option A than under Option B for the same premium payments.

The minimum insurance amount

         In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to account value. We compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "corridor factor" applicable on that date. The corridor factors are derived by applying the "guideline premium and cash value corridor test" of the Internal Revenue Code. The corridor factor starts out at 2.50 for ages at or below 40 and decreases as attained age increases, reaching a low of 1.0 at age 95. A table showing the factor for each age will appear in the policy.

When the insured person reaches 100

  If the insured person reaches attained age 100, the death benefit will become equal to the account value on the date of death. Death benefit Options A and B (as described above) will cease to apply. Also, we will stop deducting any monthly charges.

 HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

Increase in coverage

  After the first policy year, you may request an increase in the face amount of insurance coverage at any time. Each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage.

  In many respects, we treat an increase in face amount as if it were the issuance of a new policy. For example, the monthly cost of insurance charge for the increase will be based on the insured person's attained age and risk class at the time of the increase.

Decrease in coverage

  After the first policy year, you may request a reduction in the face amount of insurance coverage at any time, but only if:

     . your account value exceeds any surrender charge associated with the reduction,

     . the remaining face amount will be at least $100,000, and

     . the remaining face amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

  At the time of any reduction in face amount (other than one resulting from a partial withdrawal as explained on page 11), we will deduct the surrender charge associated with the reduction from your account value.

Change of death benefit option

  At any time, you may change your coverage from death benefit Option A to Option B or vice-versa. However, if you change from Option A to Option B, we will require evidence that the insured person still meets our requirements for issuing coverage. This is because such a change increases our insurance risk exposure.

Tax consequences

  Please read "Tax considerations" starting on page 29 to learn about possible tax consequences of changing your insurance coverage under the policy.

 CAN I CANCEL MY POLICY AFTER IT'S ISSUED?

  You have the right to cancel your policy within 10 days (or longer in some states) after you receive it. This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

     . IPL at one of the addresses shown on page 1, or

     . the IPL representative who delivered the policy to you.

  In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your account value on the date of cancellation plus all charges deducted by IPL or the Trust prior to that date. The date of cancellation will be the date we receive the policy.

 CAN I CHOOSE THE FORM IN WHICH IPL PAYS OUT PROCEEDS FROM MY POLICY?

Choosing a payment option

  You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or full surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of a number of other payment options, a description of which will be provided to you upon request. We will issue a supplementary agreement when the proceeds are applied to any payment option. That agreement will spell out the terms of the option in full.

Changing a payment option

  You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact

  There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

 TO WHAT EXTENT CAN IPL VARY THE TERMS AND CONDITIONS OF ITS POLICIES IN PARTICULAR CASES?

  Listed below are some variations we can make in the terms of our policies. Any variation will be made only in accordance with uniform rules that we apply fairly to all of our customers.

State law insurance requirements

  Insurance laws and regulations apply to IPL in every state in which its policies are sold. As a result, various terms and conditions described in the prospectus may vary depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

Variations in expenses or risks

  We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page 28.

 HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

  Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your account value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your account value upon surrender or partial withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

  However, some of the tax rules change if your policy is found to be a "modified endowment contract." This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Under those circumstances, additional taxes and penalties may be payable for policy distributions of any kind.

  For further information about the tax consequences of owning a policy, please read "Tax considerations" beginning of page 29.

 HOW DO I COMMUNICATE WITH IPL?

General Rules

  You should mail or express all checks and money orders for premium payments and loan repayments to the IPL Servicing Office at the appropriate address shown on page 1.

  Certain requests must be made in writing and be signed and dated by you. They include the following:

     . loans, surrenders or partial withdrawals

     . transfers of account value among investment options

     . change of allocation among investment options for new premium payments

     . change of death benefit option

     . increase or decrease in face amount

     . change of beneficiary

     . election of payment option for policy proceeds

     . tax withholding elections

     . election of telephone transaction privilege

 You should mail or express these requests to the IPL Servicing Office at the appropriate address shown on page 1. You should also send notice of the insured person's death and related documentation to the IPL Servicing Office. We don't consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

  We have special forms that must be used for a number of the requests mentioned above. You can obtain these forms from the IPL Servicing Office or your IPL representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Standard Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone Transactions

  If you complete a special authorization form, you can request loans, transfers among investment options and changes of allocation among investment options simply by telephoning us at 1-877-619-4888 or by faxing us at 1-877-329-4751. Any fax request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the investment options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.

  The policies are not designed for professional market timing organizations or other entities that use programmed and frequent transfers among investment options. For reasons such as that, we reserve the right to change our telephone transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether.

       ILLUSTRATION OF DEATH BENEFITS,ACCOUNT VALUES, SURRENDER VALUES AND
                              ACCUMULATED PREMIUMS

  The following tables illustrate the changes in death benefit, account value and surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table separately illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount. The amounts shown are for the end of each policy year and assume that all of the account value is invested in portfolios that achieve investment returns at constant annual rates of 0%, 6% and 12% before any fees or expenses. (Investment return reflects investment income and all realized and unrealized capital gains and losses.) The tables assume annual Planned Premiums that are paid at the beginning of each policy year for an insured person who is a 35 year old male standard non-smoker underwriting risk when the policy is issued.

  Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by IPL will apply in each year illustrated, including the reduction in the M&E charge after the 15th policy year. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making.

  With respect to fees and expenses deducted from Trust assets, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of .58%, and (2) an assumed average asset charge for all other Trust operating expenses equivalent to an effective annual rate of .18%. These rates are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

  The second column of each table shows the amount you would have at the end of each Policy year if an amount equal to the assumed Planned Premiums were invested to earn interest, after taxes, at 5% compounded annually. This is not a policy value. It is included for comparison purposes only.

  Because your circumstances will doubtless differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a comparable illustration reflecting your proposed insured person's issue age, sex and underwriting risk classification, and the face amount and annual Planned Premium amount requested.

DEATH BENEFIT OPTION A: LEVEL DEATH BENEFIT
ILLUSTRATION ASSUMES CURRENT CHARGES

MALE, ISSUE AGE 35, STANDARD NONSMOKER UNDERWRITING RISK
FACE AMOUNT: $100,000
$760 PLANNED PREMIUM*


                                 Death Benefit                    Account Value                    Surrender Value
                         ------------------------------  -------------------------------   -------------------------------
            Premiums      Assuming Hypothetical Gross      Assuming Hypothetical Gross       Assuming Hypothetical Gross
End of    Accumulated     Annual Investment Return of:     Annual Investment Return of:      Annual Investment Return of:
Policy   At 5% Interest  ------------------------------  -------------------------------   -------------------------------
 Year       Per Year     0% Gross  6% Gross   12% Gross  0% Gross   6% Gross   12% Gross   0% Gross   6% Gross    12% Gross
------   --------------  --------  ---------  ---------  ---------  ---------  ----------  ---------  ---------  ------------
   1            798      100,000    100,000    100,000       217        244         270          0          0            0
   2          1,636      100,000    100,000    100,000       662        736         814          0          0           71
   3          2,516      100,000    100,000    100,000     1,091      1,241       1,405          0        149          312
   4          3,439      100,000    100,000    100,000     1,504      1,758       2,046        411        666          953
   5          4,409      100,000    100,000    100,000     1,897      2,285       2,741        804      1,193        1,648
   6          5,428      100,000    100,000    100,000     2,272      2,823       3,495      1,179      1,730        2,402
   7          6,497      100,000    100,000    100,000     2,625      3,369       4,312      1,532      2,276        3,219
   8          7,620      100,000    100,000    100,000     2,957      3,923       5,198      2,063      3,029        4,304
   9          8,799      100,000    100,000    100,000     3,265      4,484       6,160      2,570      3,789        5,465
  10         10,037      100,000    100,000    100,000     3,558      5,061       7,219      3,261      4,765        6,922
  11         11,337      100,000    100,000    100,000     3,854      5,676       8,404      3,656      5,479        8,207
  12         12,702      100,000    100,000    100,000     4,127      6,302       9,701      4,029      6,203        9,602
  13         14,135      100,000    100,000    100,000     4,375      6,937      11,119      4,375      6,937       11,119
  14         15,640      100,000    100,000    100,000     4,596      7,580      12,670      4,596      7,580       12,670
  15         17,220      100,000    100,000    100,000     4,787      8,228      14,369      4,787      8,228       14,369
  16         18,879      100,000    100,000    100,000     4,948      8,883      16,232      4,948      8,883       16,232
  17         20,621      100,000    100,000    100,000     5,069      9,534      18,270      5,069      9,534       18,270
  18         22,450      100,000    100,000    100,000     5,143     10,176      20,499      5,143     10,176       20,499
  19         24,370      100,000    100,000    100,000     5,166     10,803      22,938      5,166     10,803       22,938
  20         26,387      100,000    100,000    100,000     5,131     11,409      25,609      5,131     11,409       25,609
  25         38,086      100,000    100,000    100,000     3,846     13,872      43,500      3,846     13,872       43,500
  30         53,018           **    100,000    100,000        **     14,354      73,356         **     14,354       73,356
  35         72,076           **    100,000    143,268        **      9,914     124,581         **      9,914      124,581
  40         96,398           **         **    219,421        **         **     208,973         **         **      208,973
  45        127,441           **         **    366,521        **         **     349,067         **         **      349,067




---------
 * If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION A: LEVEL DEATH BENEFIT
ILLUSTRATION ASSUMES MAXIMUM CHARGES

MALE, ISSUE AGE 35, STANDARD NONSMOKER UNDERWRITING RISK
FACE AMOUNT: $100,000
$760 PLANNED PREMIUM*


                                 Death Benefit                    Account Value                    Surrender Value
                         ------------------------------  -------------------------------   -------------------------------
            Premiums      Assuming Hypothetical Gross      Assuming Hypothetical Gross       Assuming Hypothetical Gross
End of    Accumulated     Annual Investment Return of:     Annual Investment Return of:      Annual Investment Return of:
Policy   At 5% Interest  ------------------------------  -------------------------------   -------------------------------
 Year       Per Year     0% Gross  6% Gross   12% Gross  0% Gross   6% Gross   12% Gross   0% Gross   6% Gross    12% Gross
------   --------------  --------  ---------  ---------  ---------  ---------  ----------  ---------  ---------  ------------
   1            798      100,000    100,000    100,000       191        217         242          0          0            0
   2          1,636      100,000    100,000    100,000       609        680         754          0          0           11
   3          2,516      100,000    100,000    100,000     1,010      1,153       1,307          0         60          214
   4          3,439      100,000    100,000    100,000     1,394      1,634       1,905        301        541          812
   5          4,409      100,000    100,000    100,000     1,758      2,123       2,550        665      1,030        1,457
   6          5,428      100,000    100,000    100,000     2,102      2,619       3,247      1,009      1,526        2,154
   7          6,497      100,000    100,000    100,000     2,424      3,119       3,999      1,332      2,026        2,906
   8          7,620      100,000    100,000    100,000     2,725      3,624       4,810      1,831      2,730        3,916
   9          8,799      100,000    100,000    100,000     3,000      4,131       5,684      2,305      3,435        4,989
  10         10,037      100,000    100,000    100,000     3,252      4,640       6,630      2,956      4,344        6,334
  11         11,337      100,000    100,000    100,000     3,477      5,149       7,650      3,279      4,951        7,452
  12         12,702      100,000    100,000    100,000     3,672      5,654       8,750      3,573      5,555        8,651
  13         14,135      100,000    100,000    100,000     3,837      6,154       9,939      3,837      6,154        9,939
  14         15,640      100,000    100,000    100,000     3,971      6,649      11,224      3,971      6,649       11,224
  15         17,220      100,000    100,000    100,000     4,070      7,133      12,612      4,070      7,133       12,612
  16         18,879      100,000    100,000    100,000     4,133      7,605      14,114      4,133      7,605       14,114
  17         20,621      100,000    100,000    100,000     4,153      8,057      15,737      4,153      8,057       15,737
  18         22,450      100,000    100,000    100,000     4,123      8,483      17,489      4,123      8,483       17,489
  19         24,370      100,000    100,000    100,000     4,041      8,877      19,380      4,041      8,877       19,380
  20         26,387      100,000    100,000    100,000     3,896      9,228      21,421      3,896      9,228       21,421
  25         38,086      100,000    100,000    100,000     2,009     10,042      34,419      2,009     10,042       34,419
  30         53,018           **    100,000    100,000        **      7,972      54,285         **      7,972       54,285
  35         72,076           **         **    100,000        **         **      86,922         **         **       86,922
  40         96,398           **         **    148,635        **         **     141,557         **         **      141,557
  45        127,441           **         **    240,512        **         **     229,059         **         **      229,059




---------
 * If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION B: VARIABLE DEATH BENEFIT
ILLUSTRATION ASSUMES CURRENT CHARGES

MALE, ISSUE AGE 35, STANDARD NONSMOKER UNDERWRITING RISK
FACE AMOUNT: $100,000
$760 PLANNED PREMIUM*



                                 Death Benefit                    Account Value                    Surrender Value
                         ------------------------------  -------------------------------   -------------------------------
            Premiums      Assuming Hypothetical Gross      Assuming Hypothetical Gross       Assuming Hypothetical Gross
End of    Accumulated     Annual Investment Return of:     Annual Investment Return of:      Annual Investment Return of:
Policy   At 5% Interest  ------------------------------  -------------------------------   -------------------------------
 Year       Per Year     0% Gross  6% Gross   12% Gross  0% Gross   6% Gross   12% Gross   0% Gross   6% Gross    12% Gross
------   --------------  --------  ---------  ---------  ---------  ---------  ----------  ---------  ---------  ------------
   1            798      100,217    100,243    100,269       217        243         269          0          0            0
   2          1,636      100,660    100,734    100,812       660        734         812          0          0           68
   3          2,516      101,087    101,237    101,399     1,087      1,237       1,399          0        144          306
   4          3,439      101,496    101,749    102,035     1,496      1,749       2,035        403        657          942
   5          4,409      101,885    102,271    102,723     1,885      2,271       2,723        792      1,178        1,630
   6          5,428      102,255    102,801    103,467     2,255      2,801       3,467      1,162      1,709        2,374
   7          6,497      102,601    103,337    104,270     2,601      3,337       4,270      1,509      2,245        3,177
   8          7,620      102,925    103,879    105,138     2,925      3,879       5,138      2,031      2,985        4,244
   9          8,799      103,225    104,425    106,075     3,225      4,425       6,075      2,530      3,730        5,380
  10         10,037      103,506    104,984    107,102     3,506      4,984       7,102      3,210      4,687        6,806
  11         11,337      103,789    105,575    108,247     3,789      5,575       8,247      3,592      5,378        8,049
  12         12,702      104,049    106,174    109,492     4,049      6,174       9,492      3,950      6,075        9,393
  13         14,135      104,280    106,776    110,845     4,280      6,776      10,845      4,280      6,776       10,845
  14         15,640      104,482    107,379    112,315     4,482      7,379      12,315      4,482      7,379       12,315
  15         17,220      104,653    107,981    113,912     4,653      7,981      13,912      4,653      7,981       13,912
  16         18,879      104,791    108,581    115,649     4,791      8,581      15,649      4,791      8,581       15,649
  17         20,621      104,887    109,168    117,530     4,887      9,168      17,530      4,887      9,168       17,530
  18         22,450      104,933    109,734    119,564     4,933      9,734      19,564      4,933      9,734       19,564
  19         24,370      104,925    110,271    121,760     4,925     10,271      21,760      4,925     10,271       21,760
  20         26,387      104,855    110,772    124,129     4,855     10,772      24,129      4,855     10,772       24,129
  25         38,086      103,365    112,395    139,032     3,365     12,395      39,032      3,365     12,395       39,032
  30         53,018           **    111,247    160,376        **     11,247      60,376         **     11,247       60,376
  35         72,076           **    104,150    189,745        **      4,150      89,745         **      4,150       89,745
  40         96,398           **         **    229,025        **         **     129,025         **         **      129,025
  45        127,441           **         **    277,606        **         **     177,606         **         **      177,606



---------
 * If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME.

DEATH BENEFIT OPTION B: VARIABLE DEATH BENEFIT
ILLUSTRATION ASSUMES MAXIMUM CHARGES

MALE, ISSUE AGE 35, STANDARD NONSMOKER UNDERWRITING RISK
FACE AMOUNT: $100,000
$760 PLANNED PREMIUM*


                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  -----------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  -----------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  -----------
   1            798      100,190   100,216    100,241      190       216        241         0         0           0
   2          1,636      100,607   100,678    100,751      607       678        751         0         0           8
   3          2,516      101,006   101,148    101,302    1,006     1,148      1,302         0        55         209
   4          3,439      101,387   101,626    101,895    1,387     1,626      1,895       294       533         802
   5          4,409      101,747   102,109    102,533    1,747     2,109      2,533       654     1,016       1,440
   6          5,428      102,086   102,598    103,221    2,086     2,598      3,221       993     1,505       2,128
   7          6,497      102,402   103,089    103,959    2,402     3,089      3,959     1,309     1,997       2,866
   8          7,620      102,695   103,583    104,753    2,695     3,583      4,753     1,801     2,689       3,859
   9          8,799      102,962   104,076    105,605    2,962     4,076      5,605     2,267     3,380       4,910
  10         10,037      103,204   104,568    106,522    3,204     4,568      6,522     2,908     4,272       6,225
  11         11,337      103,417   105,056    107,505    3,417     5,056      7,505     3,220     4,858       7,307
  12         12,702      103,600   105,536    108,558    3,600     5,536      8,558     3,501     5,437       8,459
  13         14,135      103,751   106,007    109,688    3,751     6,007      9,688     3,751     6,007       9,688
  14         15,640      103,868   106,466    110,899    3,868     6,466     10,899     3,868     6,466      10,899
  15         17,220      103,949   106,909    112,197    3,949     6,909     12,197     3,949     6,909      12,197
  16         18,879      103,992   107,332    113,586    3,992     7,332     13,586     3,992     7,332      13,586
  17         20,621      103,991   107,729    115,070    3,991     7,729     15,070     3,991     7,729      15,070
  18         22,450      103,938   108,089    116,649    3,938     8,089     16,649     3,938     8,089      16,649
  19         24,370      103,831   108,408    118,329    3,831     8,408     18,329     3,831     8,408      18,329
  20         26,387      103,659   108,671    120,109    3,659     8,671     20,109     3,659     8,671      20,109
  25         38,086      101,637   108,821    130,610    1,637     8,821     30,610     1,637     8,821      30,610
  30         53,018           **   105,640    143,760       **     5,640     43,760        **     5,640      43,760
  35         72,076           **        **    158,340       **        **     58,340        **        **      58,340
  40         96,398           **        **    170,746       **        **     70,746        **        **      70,746
  45        127,441           **        **    171,683       **        **     71,683        **        **      71,683




---------
 * If premiums are paid more frequently than annually, the above values shown would be affected.
** Policy lapses unless additional premium payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME.

                              ADDITIONAL INFORMATION

  This section of the prospectus provides additional detailed information that is not contained in the Basic Information section on pages 3 through 16.



CONTENTS OF THIS SECTION                                      PAGES TO SEE
------------------------                                      ------------
Description of IPL........................                    23
How we support the policy and investment options              23-24
Procedures for issuance of a policy.......                    24-25
Commencement of investment performance....                    25
How we process certain policy transactions                    25-27
Effects of policy loans...................                    27
Additional information about how certain policy charges work  27-28
How we market the policies................                    28-29
Tax considerations........................                    29-30
Reports that you will receive.............                    31
Voting privileges that you will have......                    31
Changes that IPL can make as to your policy                   31-32
Adjustments we make to death benefits.....                    32
When we pay policy proceeds...............                    32-33
Other details about exercising rights and paying benefits     33
Legal matters.............................                    33
Registration statement filed with the SEC.                    33
Accounting and actuarial experts..........                    33
Financial statements of IPL and the Account                   33
List of Directors and Executive Officers of IPL               34

 DESCRIPTION OF IPL

  We are IPL, a stock life insurance company incorporated in 1981 under Delaware law. We are authorized to transact a life insurance business in 44 states and the District of Columbia and intend to acquire such authority in all states other than New York. We did not sell variable life insurance policies prior to 1999.

  We are regulated and supervised by the Delaware Commissioner of Insurance, who periodically examines its affairs. It also is subject to the applicable insurance laws and regulations of all jurisdictions in which it is authorized to do business. We are required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for purposes of determining solvency and compliance with local insurance laws and regulations. The regulation to which we are subject, however, does not provide a guarantee as to such matters.

  We are an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company ("John Hancock"), a company chartered in Massachusetts in 1862. John Hancock's home office is at John Hancock Place, Boston, Massachusetts 02117. John Hancock's assets are approximately $59 billion. It is anticipated that John Hancock or an affiliate will from time to time make capital contributions to IPL to enable us to meet our reserve requirements and expenses in connection with our business. John Hancock is committed to make all necessary capital contributions, either directly or through an affiliate, to ensure that we maintain a positive net worth.

 HOW WE SUPPORT THE POLICY AND INVESTMENT OPTIONS

Separate Account IPL-1

  The variable investment options shown on page 1 are in fact subaccounts of Separate Account IPL-1 (the "Account"), a separate account established by us under Delaware law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or IPL.

  The Account's assets are the property of IPL. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us.

  The assets in each subaccount are invested in the corresponding portfolio of the Trust, but the assets of one subaccount are not necessarily legally insulated from liabilities associated with another subaccount. New subaccounts may be added or existing subaccounts may be deleted as new portfolios are added to or deleted from the Trust and made available to policy owners.

  We will purchase and redeem Trust shares for the Account at their net asset value without any sales or redemption charges. Shares of the Trust represent an interest in one of the portfolios of the Trust which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same Trust portfolio at their net asset value as of the dates paid.

  On each business day, shares of each portfolio are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each portfolio's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Standard
Time).

Our general account

  Our obligations under the policy's fixed investment option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the account value allocated to the fixed investment option will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account.

  Because of exemptive and exclusionary provisions, interests in our fixed investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed investment option. Disclosure regarding the fixed investment option may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

 PROCEDURES FOR ISSUANCE OF A POLICY

  Generally, the policy is available with a minimum face amount at issue of $100,000. In the policy, the face amount may be referred to as the "Sum Insured." At the time of issue, the insured person must be attained age 85 or less. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

  Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy. The illustrations beginning on page 17 are sex-distinct and, therefore, do not reflect the sex-neutral rates, charges, or values that would apply to such policies.

Minimum First Premium

   The Minimum First Premium must be received by us at our Servicing Office in order for the policy to be in full force and effect. There is no grace period for the payment of the Minimum First Premium. The minimum amount of premium required at the time of policy issue is equal to three Guaranteed Death Benefit Premiums (see "Guaranteed death benefit feature" in the Basic Information section of this prospectus). However, if an owner has chosen to pay premiums on a monthly basis, the minimum amount required is only equal to two Guaranteed Death Benefit Premiums.

Commencement of insurance coverage

  After you apply for a policy, it can sometimes take up to several weeks, or even months, for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's rate class should be. After we approve an application for a policy and assign an appropriate insurance rate class, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary insurance coverage prior to policy delivery" on page 25).

  The policy will take effect on the first date that is not the 29th, 30th or 31st day of a month on which all of the following conditions are satisfied:

 . The policy is delivered to and received by the applicant.

 . The Minimum First Premium is received by us.

 . Each insured person is living and still meets our health criteria for issuing insurance.

 The date the policy takes effect is referred to as the policy's "date of issue." That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the date of issue.

Backdating

  In order to preserve a younger age at issue for the insured person, you can request a date of issue that is up to 6 months earlier than the date that would otherwise apply. This is referred to as "backdating" and is allowed under state insurance laws. Backdating can also be used in certain corporate-owned life insurance cases involving multiple policies to retain a common monthly deduction date.

  The conditions for coverage described above under "Commencement of insurance coverage" must still be satisfied, but in a backdating situation the policy takes effect retroactively. Backdating results in a lower insurance charge (because of the insured person's younger age), but monthly charges begin earlier than would otherwise be the case. Those monthly charges will be deducted as soon as we receive premiums sufficient to pay them.

Temporary coverage prior to policy delivery

  If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the policy, including limits on amount and duration of coverage.

Monthly deduction dates

  Each charge that we deduct monthly is assessed against your account value at the close of business on the date of issue and at the close of the first business day in each subsequent policy month.

 COMMENCEMENT OF INVESTMENT PERFORMANCE

  Any premium payment processed prior to the twentieth day after the date of issue will automatically be allocated to the Money Market investment option. On the twentieth day following the date of issue , the policy's account value will be reallocated automatically among the investment options you have chosen.

  All other premium payments will be allocated among the investment options you have chosen as soon as they are processed.

 HOW WE PROCESS CERTAIN POLICY TRANSACTIONS

Premium payments

  We will process any premium payment as of the day we receive it, unless one of the following exceptions applies:

  (1) We will process a payment received prior to a policy's date of issue as if received on the date of issue.

  (2) We will process the portion of any premium payment for which we require evidence of the insured person's continued insurability only after we have received such evidence and found it satisfactory to us.

  (3) If we receive any premium payment that will cause a policy to become a modified endowment or will cause a policy to lose its status as life insurance under the tax laws, we will not accept the excess portion of that premium payment and will immediately notify the owner. We will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

 . The tax problem resolves itself prior to the date the refund is to be made; or

 . The tax problem relates to modified endowment status and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issues involved.

 In the above cases, we will treat the excess premium as having been received on the date the tax problem resolves itself or the date we receive the signed acknowledgement. We will then process it accordingly.

  (4) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a date that is not a business day, the premium payment will be processed on the business day next following that date.

Transfers among investment options

  Any reallocation among investment options must be such that the total in all investment options after reallocation equals 100% of account value. Transfers out of a variable investment option will be effective at the end of the business day in which we receive at our Servicing Office notice satisfactory to us.

  If received on or before the policy anniversary, requests for transfer out of the fixed investment option will be processed on the policy anniversary (or the next business day if the policy anniversary does not occur on a business day). If received after the policy anniversary, such a request will be processed at the end of the business day in which we receive the request at our Servicing Office. If you request a transfer out of the fixed investment option 61 days or more prior to the policy anniversary, we will not process that portion of the reallocation, and your confirmation statement will not reflect a transfer out of the fixed investment option as to such request. Currently, there is no minimum amount limit on transfers into the fixed investment option, but we reserve the right to impose such a limit in the future. We have the right to defer transfers of amounts out of the fixed investment option for up to six months.

Dollar cost averaging.

   Scheduled transfers under this option may be made from the Money Market investment option to any number of other variable investment options. However, the amount transferred to any one investment option must be at least $100.

  Once we receive the election in form satisfactory to us at our Servicing Office, transfers will begin on the second monthly deduction date following its receipt. If you have any questions with respect to this provision, call 1-877-619-4888.

  Once elected, the scheduled monthly transfer option will remain in effect for so long as you have a sufficient amount of your account value in the Money Market investment option, or until we receive written notice from the owner of cancellation of the option or notice of the death of the insured person. The dollar cost averaging and rebalancing options cannot be in effect at the same time. We reserve the right to modify, terminate or suspend the dollar cost averaging program at any time.

Rebalancing

  This option can be elected in the application or by sending the appropriate form to our Servicing Office. You must specify the frequency for rebalancing (quarterly, semi-annually or annually), the preset percentage for each variable investment option and a future beginning date. The first rebalancing will occur on the monthly deduction date that occurs on or next follows the beginning date you select.

  Once elected, rebalancing will continue until we receive notice of cancellation of the option or notice of the death of the insured person. If you cancel rebalancing, you will have to wait 30 days before you can start it again.

  The fixed investment option does not participate in and is not affected by rebalancing.The rebalancing and dollar cost averaging options cannot be in effect at the same time. We reserve the right to modify, terminate or suspend the rebalancing program at any time.

Telephone transfers and policy loans.

  Once you have completed a written authorization, you may request a transfer or policy loan by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

  If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employs procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

Effective date of other policy transactions

  The following transactions take effect on the monthly deduction date on or next following the date we approve your request:

 . Face amount increases or decreases

 . Reinstatements of lapsed policies

 . Change of death benefit Option from A to B

 A change from Option B to Option A is effective on the monthly deduction date on or next following the date we receive the request.

  We process loans, surrenders, partial withdrawals and loan repayments as of the day we receive such request or repayment.

 EFFECTS OF POLICY LOANS

  The account value, the surrender value, and any death benefit above the face amount are permanently affected by any loan, whether or not it is repaid in whole or in part.

  The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

  Whenever the outstanding loan exceeds an amount equal to the account value less the surrender charge, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address), unless a repayment of such excess is made within that period.

 ADDITIONAL INFORMATION ABOUT HOW CERTAIN POLICY CHARGES WORK

Sales costs and related charges

  The sales and administrative charges help to compensate us for the cost of selling our policies. (See "What charges will IPL deduct from my investment in the policy?" in the Basic Information section of this prospectus.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that sales and administrative charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the charge for mortality and expense risks and other gains with respect to the policies, or from our general assets. See "How we market the policies" on page 28.

Effect of premium payment pattern.

   You may structure the timing and amount of premium payments to minimize the sales and administrative charges, although doing so involves certain risks. Paying less than one Target Premium in the first policy year or paying more than one Target

Premium in any policy year could reduce your total sales and administrative charges over time. For example, if the Target Premium was $1,000 and you paid a premium of $1,000 in each of the first ten policy years, you would pay total premium-related sales and administrative charges of $200. If you paid $2,000 (i.e., two times the Target Premium amount) in every other policy year up to the tenth policy year, you would pay total premium-related sales and administrative charges of only $100. However, delaying the payment of Target Premiums to later policy years could increase the risk that the account value will be insufficient to pay monthly policy charges as they come due and that, as a result, the policy will lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment, with adverse tax consequences to you upon receipt of policy distributions. (See "Tax consequences" beginning on page 29.)

Monthly charges

  We deduct the monthly charges described in the Basic Information section from your policy's investment options in proportion to the amount of account value you have in each. For each month that we cannot deduct any charge because of insufficient account value, the uncollected charges will accumulate and be deducted when and if sufficient account value becomes available.

  The insurance under the policy continues in full force during any grace period but, if the insured person dies during the policy grace period, the amount of unpaid monthly charges is deducted from the death benefit otherwise payable.

Cost of insurance rates where the face amount has changed

  Because of face amount increases, different cost of insurance rates may apply to different increments of face amount under your policy. If so, we attribute your account value first to the older increments of face amount in order to compute the amount of our insurance risk at each cost of insurance rate. If a decrease in face amount occurs under a policy whose face amount has previously been increased, we decrease first those portions of face amount that have been most recently established.

Reduced charges for eligible classes

  The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

 HOW WE MARKET THE POLICIES

  John Hancock Funds, Inc. ("JHFI"), an indirect wholly-owned subsidiary of John Hancock located at 101 Huntington Avenue, Boston, MA 02199, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. JHFI acts as principal underwriter and principal distributor of the policies. JHFI also serves as principal underwriter for John Hancock Variable Annuity Accounts H and JF, both of which are registered under the 1940 Act.

  The policies may be purchased through broker-dealers and certain financial institutions who have entered into selling agreements with JHFI and IPL, and whose representatives are authorized by applicable law to sell variable life insurance policies.Gross first year commissions plus any expense allowance payments paid to such broker-dealers and financial institutions is not expected to exceed 80% of premiums paid up to the Target Premium plus 2% of any excess premium payments. Gross renewal commissions (i.e., after the first year) are not expected to exceed 2% of total premiums paid in policy years 2 through 10 plus 0.15% of account value less loans in policy years 2 and thereafter. In some situations where the broker dealer provides some or all of the marketing services required, we may pay an additional gross first year commisiion of up to 20% of premiums paid up to the Target Premium plus 1% of any excess premium payments. In such instances, we may also pay an additional gross renewal commission. The additional gross renewal commission would not be expected to exceed 1% of total premiums paid in policy years 2 through 10 plus 0.10% of account value less loans in policy years 2 and thereafter.

  We reimburse JHFI for direct and indirect expenses actually incurred in connection with the marketing and sale of the policies.

  The offering of the policies is intended to be continuous, but neither IPL nor JHFI is obligated to sell any particular amount of policies.

 TAX CONSIDERATIONS

  This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some case retroactively.

Policy proceeds and ownership

  We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code ("Code") defines life insurance for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

  If the policy complies with the definition of life insurance, we believe the death benefit under the policy will be excludable from the beneficiary's gross income under the Code. In addition, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. Distributions for tax purposes can include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

  In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

  We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, the amount of any outstanding loan that was not previously considered income (as discussed below) will be treated as if it had been distributed to the owner if the policy terminates for any reason.

  It is possible that, despite our monitoring, a policy might fail to qualify as life insurance under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if the Trust failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income and gains under the policy for the period of the disqualification and for subsequent periods.

  In the past, the United States Treasury Department has stated that it anticipated issuing guidelines precsribing circumstances in which the ability of a policy owner to direct his or her investment to particular portfolios may cause the policy owner, rather than the insurance company, to be treated as the owner of the shares of that portfolio. In that case, any income and gains attributable to those shares would be included in your current gross income for federal income tax purposes. Under current law, however, we believe that we, and not the owner of a policy, would be considered the owner of the portfolio's shares for tax purposes.

  Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

  Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

7-pay premium limit

   At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

  The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment", which can have adverse tax consequences.

  The owner will be taxed on distributions and loans from a "modified endowment" to the extent of any income (gain) to the owner (income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 59 1/2.

  Furthermore, any time there is a "material change" in a policy (such as a face amount increase, the addition of certain other policy benefits after issue, change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then account value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment.

  Moreover, if benefits under a policy are reduced (such as a reduction in the face amount or death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment.

  All modified endowments issued by the same insurer (or its affiliates) to the owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. A policy received in exchange for a modified endowment will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

  The Policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

 REPORTS THAT YOU WILL RECEIVE

  We will send you an annual statement setting forth the following information as of the end of the most recent policy year: the amount of the death benefit and account value, the portion of the account value in each investment option, the surrender value, premiums received and charges deducted from premiums since the last report, and any outstanding policy loan (and interest charged for the preceding policy year). Moreover, you also will receive confirmations of premium payments, transfers among investment options, policy loans, partial withdrawals and certain other policy transactions.

  Semiannually we will send you a report containing the financial statements of the Trust, including a list of securities held in each portfolio.

 VOTING PRIVILEGES THAT YOU WILL HAVE

  All of the assets in the subaccounts of the Account are invested in shares of the corresponding portfolios of the Trust. We will vote the shares of each of the portfolios of the Trust which are deemed attributable to variable life insurance policies at regular and special meetings of the Trust's shareholders in accordance with instructions received from owners of such policies. Shares of the Trust held in the Account which are not attributable to such policies, as well as shares for which instructions from owners are not received, will be represented by us at the meeting. We will vote such shares for and against each matter in the same proportions as the votes based upon the instructions received from the owners of such policies.

  We determine the number of a portfolio's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the portfolio. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for the Trust's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees of the Trust, ratification of the selection of independent auditors, approval of Trust investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

  However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

 CHANGES THAT IPL CAN MAKE AS TO YOUR POLICY

Changes relating to the Trust or the Account

  The voting privileges described in this prospectus reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by IPL to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be IPL, an affiliate or John Hancock, (3) to deregister the Account under the 1940 Act, (4) to substitute for the portfolio shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Other permissible changes

  We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

  In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

 . Changes necessary to comply with or obtain or continue exemptions under the federal securities laws.

 . Combining or removing investment options

 . Changes in the form of organization of any separate account

  Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

 ADJUSTMENTS WE MAKE TO DEATH BENEFITS

  If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

 WHEN WE PAY POLICY PROCEEDS

General

  We will pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within 7 days thereafter.

Delay to challenge coverage

  We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

  We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

  We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the SEC by order permits the delay for the protection of owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

 OTHER DETAILS ABOUT EXERCISING RIGHTS AND PAYING BENEFITS

Joint ownership

  If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Assigning your policy

  You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive notice of the assignment in good order. Nor are we responsible for the validity of tyhe assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal or loan from the policy.

Your beneficiary

  You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any irrevocable named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any paynments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

 LEGAL MATTERS

  The legal validity of the policies described in this prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for John Hancock. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised us on certain Federal securities law matters in connection with the policies.

 REGISTRATION STATEMENT FILED WITH THE SEC

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

 ACCOUNTING AND ACTUARIAL EXPERTS

  The financial statements of IPL included in this prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their report thereon which appears elsewhere herein and has been included in reliance on their report given on their authority as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by Randi Sterrn, F.S.A.,Vice President and Actuary of IPL.

 FINANCIAL STATEMENTS OF IPL AND THE ACCOUNT

  The financial statements of IPL included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of IPL to meet its obligations under the policies. This prospectus contains no financial statements for the Account because it had no assets and had not commenced operations at the date of this prospectus.

                 LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF IPL

  The Directors and Executive Officers of IPL and their principal occupations during the past five years are as follows:


Directors                                Principal Occupations
---------                                ---------------------
David F. D'Alessandro   Chairman of the Board of IPL; President and Chief
                        Operating Officer, John Hancock Mutual Life Insurance
                        Company
William A. Black        Vice Chairman of the Board, President and Chief
                        Executive Officer of IPL; President and Chief Executive
                        Officer of Maritime Life Assurance Company of Halifax,
                        Nova Scotia
Thomas E. Moloney       Director of IPL; Chief Financial Officer, John Hancock
                        Mutual Life Insurance Company.
Robert R. Reitano       Director and Chief Investment Officer of IPL; Vice
                        President, John Hancock Mutual Life Insurance Company.
Barbara L. Luddy        Director and Actuary of IPL; Second Vice President,
                        John Hancock Mutual Life Insurance Company.
Marylou Gill Fierro     Director of IPL; Counsel, John Hancock Mutual Life
                        Insurance Company; Associate Counsel, John Hancock
                        Mutual Life Insurance Company
Rose Cahill             Vice President of Marketing of IPL; General Director,
                        John Hancock Mutual Life Insurance Company.
Randi M. Sterrn         Vice President of Product Development of IPL; Senior
                        Associate Actuary, John Hancock Mutual Life Insurance
                        Company
Laura Arling            Vice President of Operations of IPL; Director, John
                        Hancock Mutual Life Insurance Company; Senior
                        Consultant, John Hancock Mutual Life Insurance Company.
John F. Bohinski        Vice President of Sales of IPL; President, Essex
                        Brokerage Services, Cincinnati, Ohio



  The business address of all Directors and officers of IPL is John Hancock Place, Boston, Massachusetts 02117.

                        [INSERT FINANCIAL STATEMENTS HERE]

                     [To be filed by Pre-Effective Amendment]

                   ALPHABETICAL INDEX OF KEY WORDS AND PHRASES


  This index should help you locate more information about many of the important concepts in this prospectus.




 KEY WORD OR PHRASE      PAGE         KEY WORD OR PHRASE                    PAGE

Account...............    23          mortality and expense risk charge...   8
account value.........     7          Option A; Option B..................  12
attained age .........     8          optional benefits...................   8
beneficiary...........    23          owner...............................   4
business day..........    23          partial withdrawal..................  11
changing Option A or B    27          partial withdrawal charge...........   9
changing the face                     payment options.....................  14
 amount...............    13          Planned Premium.....................   5
charges...............     7          policy anniversary..................  25
Code .................    29          policy year.........................  25
cost of insurance rates    8          portfolio...........................   2
date of issue.........    25          premium; premium payment............   4
death benefit.........     3          prospectus..........................   2
deductions ...........     7          rebalancing.........................  11
dollar cost averaging.    10          receive; receipt....................  16
expenses of the Trust.     9          reinstate; reinstatement............   6
face amount...........    12          sales and administrative charges....   7
fixed investment option   24          SEC.................................   2
full surrender........    11          Separate Account IPL-1..............  23
grace period .........     6          Servicing Office....................   1
guaranteed death                      special loan account................  12
 benefit feature .....     6          subaccount..........................  23
Guaranteed Death                      surrender...........................  11
 Benefit Premium .....     6          surrender charge....................   8
insurance charge .....     8          surrender value.....................  11
insured person .......     4          Target Premium......................   8
investment options ...     1          tax considerations..................  29
IPL...................    23          telephone transfers.................  16
John Hancock Variable                 transfers of account value..........  10
 Series Trust  .......     2          variable investment options.........   1
lapse.................     6          we; us..............................  23
loan .................    11          withdrawal..........................  11
loan interest.........    12          withdrawal charges..................   9
                                      you; your...........................   4
maximum premiums .....     5

Minimum First Premium.    24
minimum insurance
 amount...............    13

minimum premiums .....     5
modified endowment
 contract.............    30

monthly deduction date    25

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.


                        REPRESENTATION OF REASONABLENESS

       Investors Partner Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                      UNDERTAKING REGARDING INDEMNIFICATION

         Pursuant to Article VI of Investors Partner's Bylaws and Title 8, Subchapter IV, Section 145 of the Delaware Corporation Law, Investors Partner indemnifies each director, former director, officer, and former officer, and his or her heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he or she may be involved by reason of any alleged act or omission as an officer or a director of Investors Partner. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-Reference Table.
The prospectus consisting of 36 pages.
The undertaking to file reports.
The undertaking regarding indemnification.
Written consents (to be filed by amendment).
The signatures.
The following exhibits:

1.       A       (1)    Investors Partner Life Insurance Company Board
                        Resolution establishing the separate account. (filed herewith).
                 (2)    Not applicable.
                 (3)    Distributing Contracts
                        (a) Principal Underwriting Agreement (to be filed by
                            amendment).
                        (b) Form of Selling Agreement between John Hancock Funds
                            Inc. and selling broker-dealers (to be filed by amendment).
                        (c) Schedule of Sales Commissions (to be filed by
                            amendment).
                 (4)    Not applicable.
                 (5)    Form of Flexible Premium Variable Life Insurance Policy
                        (to be filed by  amendment).

                 (6)    (a) Charter of Investors  Partner Life Insurance Company
                            (to be filed by amendment).
                        (b) By-laws of Investors Partner Life Insurance Company
                            (filed herewith).
                 (7)    Not Applicable.
                 (8)    Not Applicable.
                 (9)    Not Applicable.
                 (10) Form of Application for Flexible Premium Variable Life Insurance Policies (to be filed by amendment).

2.       Not Applicable.

3. An opinion of counsel as to the legality of the securities being offered. (Included in Exhibit 1. (A)(5) above).

4.       Not Applicable.

5.       Not Applicable.

6.       Opinion and consent of actuary (to be filed by amendment).

7.       Consent of independent auditors(to be filed by amendment).

8.       Memorandum   describing  Investors  Partner's  transfer,   pricing  and
         redemption procedures pursuant to Rule 6e-3(T)(b)(12)(iii) (to be filed by amendment).

9.       Power of Attorney (to be filed by amendment).

10.      Not Applicable.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 28th day of January, 1999.



Signature                                   Title                                       Date
---------                                   -----                                       ----

/David F. D'Alessandro/             Chairman of the Board                               January 28, 1999
-----------------------
 David F. D'Alessandro              (Principal Executive Officer)


/Thomas E. Moloney/                 Director and Chief Financial Officer                January 28, 1999
-----------------------
 Thomas E. Moloney                  (Principal Financial Officer)







Signature                           Title                                               Date
---------                           -----                                               ----

/Barbara L. Luddy/                  Director and Actuary                                January 28, 1999
-------------------------
 Barbara L. Luddy                   (Principal Accounting Officer)


/William F. Black/                  Vice Chairman of the Board                          January 28, 1999
--------------------------
 William F. Black


/Robert R. Reitano/                 Director and                                        January 28, 1999
--------------------------
 Robert R. Reitano                  Chief Investment Officer


/Marylou Gill Fierro/               Director                                            January 28, 1999
---------------------
 Marylou Gill Fierro